UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

The following document is being submitted herewith:

•	Press Release dated May 6, 2016

•	Press Release dated May 10, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	June 1, 2016	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

Northern Gateway and Aboriginal Equity Partners File Request for Extension with National Energy Board

May 6, 2016, VANCOUVER – Northern Gateway and the 31 Aboriginal Equity Partners, as represented by four Stewards, filed a request today with the National Energy Board for a three-year extension to the sunset clause to allow the Project the time needed to receive legal and regulatory certainty and to continue important discussions with First Nations and Métis communities. Importantly, more time is required to advance dialogue with coastal communities in northwest British Columbia. The sunset clause is a condition on the Project that stipulates when construction must begin. Northern Gateway, the Aboriginal Equity Partners and other Project proponents are fully committed to building this critical infrastructure at a time when Canada needs it the most.

Statement from John Carruthers, President, Northern Gateway:

“Northern Gateway believes projects like ours should be built with First Nations and Métis environmental stewardship, ownership, support and shared control. Based on collaboration with First Nations and Métis peoples we are building a project partnership in a way and on a scale that has never been done before. This is a true partnership between industry and First Nations and Métis peoples.

Northern Gateway has changed. We are making progress and remain open to further changes. We believe this is the right course of action for Northern Gateway and the right thing to do as Canadians. We know this process requires time and we are committed to getting it right.

Our priority is to continue to build respectful relationships with First Nations and Métis communities. From the beginning, Northern Gateway should have done a better job of building relationships with First Nations and Métis communities, particularly on the west coast of British Columbia. While we had the right intentions, we should have done a better job of listening and fostering these critical relationships and developing our plans together as true partners.”

New Partnership with First Nations and Métis Peoples:

Since receiving approval for the Project, Northern Gateway has worked with the Aboriginal Equity Partners and a number of non-equity partner communities where negotiations are advancing, including a number in Coastal British Columbia, to achieve the following improvements to the Project:

¡	First Nations and Métis environmental stewardship and monitoring using traditional science

¡	Shared ownership and control with First Nation and Métis communities which will see:

•	Enbridge and Project proponents reduce their ownership in order to increase total available First Nation and Métis ownership from 10% up to 33%

•	A joint governance structure where Project proponents, First Nations and Métis owners, and Enbridge have an equal voice

¡	Enhanced benefits – doubling from $1 billion to $2 billion for First Nations and Métis communities

¡	Northern Gateway is seeking to jointly design with coastal First Nations and governments a global best practice spill response capacity that reflects the unique nature of British Columbia’s North Coast making it safer for all vessels

¡	Advancing dialogue and negotiations with several terrestrial and coastal First Nations communities

Statement from the Aboriginal Equity Partner Stewards (Bruce Dumont, President, Métis Nation British Columbia; David MacPhee, President, Aseniwuche Winewak Nation; Chief Elmer Derrick, Gitxsan Nation Hereditary Chief; Elmer Ghostkeeper, Buffalo Lake Métis Settlement):

Today, as the Stewards of the 31 Aboriginal Equity Partners, we affirmed our support for the Northern Gateway Project and jointly signed the formal request to the National Energy Board for a sunset extension. This is the first time a project certificate holder has made a joint application to the National Energy Board with its First Nations and Métis partners. This is a reflection of the new partnership that we are building together.

The Aboriginal Equity Partners is a unique and historic partnership that establishes a new model for conducting natural resource development on our lands and traditional territories. We are owners of the project and are participating in Northern Gateway as equals. This ownership ensures environmental stewardship, shared control, and negotiated business and employment benefits. Collectively, our communities stand to benefit from more than $2 billion directly from this Project.

There is a misconception that there is no First Nations and Métis support for Northern Gateway. This is not true. In fact, support for our Project has grown from 26 to 31 communities over the past two years and is continuing to grow.

Our communities need the economic and business benefits that Northern Gateway can bring. We are focused on ensuring our communities benefit from this Project and are actively involved in Northern Gateway’s decision making so we can protect both the environment and our traditional way of life through direct environmental stewardship and monitoring. With our influence and guidance, Northern Gateway is changing and we are taking a leadership role. The process of change based on First Nations and Métis collaboration will continue.

Our goal is for Northern Gateway to help our young people to have a future where they can stay in their communities with training and work opportunities. We remain committed to Northern Gateway and the opportunities and responsibilities that come with our ownership. We also remain committed to working with our partners to ensure our environment is protected for future generations.

Link to Northern Gateway documents filed with National Energy Board:

http://gatewaypanel.review-examen.gc.ca/clf-nsi/hm-eng.html

Media contacts:

Ivan Giesbrecht

Northern Gateway

604-379-8328 / ivan.giesbrecht@northerngateway.ca

Katherine Coutinho

Aboriginal Equity Partners

604-694-7759 / kcoutinho@aepowners.ca

NEWS RELEASE

Enbridge Inspects Sites for Safe Restart after Wildfires

CALGARY, ALBERTA – May 10, 2016 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today crews have been inspecting facilities and pipelines in the Fort McMurray region. As fires retreat in some areas, Enbridge workers have been able to conduct field assessments of several of its sites.

Inspections of the Athabasca and Cheecham terminal facilities indicate they have been largely unaffected by the fires. Below-ground pipelines along the rights-of-way are typically protected from fire; some above-ground facilities on the rights-of-way have incurred limited damage.

Enbridge is currently finalizing plans to repair and restart its system and working to assess available utility power supply needed to safely return to service.

“Our thoughts remain with the people of Fort McMurray and surrounding area during this difficult time. We’re grateful for the exceptional efforts of firefighters and first responders in containing the wildfires, as well as for the tremendous show of support from across the province and the country for those impacted by the fires and evacuation,” said Al Monaco, President and CEO.

“Our first priority remains the safety of our people and the community. These are difficult circumstances; however, we have a well-trained and experienced team that has developed a detailed logistical plan to enable the safe restart of our pipelines and terminals. We’re working collaboratively with our customers, provincial and local governments and the regulator to return our pipelines to service as soon as we are safely able to do so.”

As of May 10, the Enbridge Cheecham facility remains closed. As a result, all Enbridge pipelines in and out of Cheecham Terminal continue to be isolated and shut down. Limited volumes are currently flowing on Line 19, initiating out of the Kirby Lake facility. Athabasca Terminal continues to operate with a minimum staff complement.

Further updates will be provided at www.enbridge.com

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Investment	Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com